SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Noland Company
(Name of Subject Company (Issuer))

Primus Inc.

Winvest Inc.
(Offerors)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, par value $10.00 per share

(Title of Class of Securities)

655286102
(CUSIP Number of Class of Securities)

Richard W. Schwartz
President and Chief Executive Officer
Primus Inc.
3110 Kettering Boulevard
Dayton, OH 45439
1-937-294-6878
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Beverly F. Shillito
Sebaly Shillito + Dyer
A Legal Professional Association
1900 Kettering Tower
Dayton, OH 45423
1-937-222-2500

CALCULATION OF FILING FEE:

Transaction valuation	Amount of filing fee
Not Applicable*	Not Applicable*
     * A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. EXHIBITS
EXHIBIT INDEX
EXHIBIT (A)(5)(A)

SCHEDULE TO

     This Tender Offer Statement on Schedule TO is being filed by Primus Inc. (dba WinWholesale Inc.), a Delaware corporation, and its wholly owned subsidiary, Winvest Inc., a Virginia corporation, pursuant to General Instruction D to Schedule TO.

ITEM 12. EXHIBITS

(a)(5)(A)   Text of press release issued by Primus Inc. (dba WinWholesale Inc.) dated April 12, 2005.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(5)(A)	Text of press release issued by Primus Inc. (dba WinWholesale Inc.) dated April 12, 2005.